This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Capped Contingent Buffered Return Enhanced Notes Linked to Brent Crude Oil Futures due April 22, 2014

The notes are designed for investors who seek to participate in the appreciation of the Contract Price of Brent Crude Oil up to the Maximum Return of at least 18.70%, and who anticipate that the Ending Contract Price will not be less than the Initial Contract Price by more than 20.00% on the Observation Date. Investors should be willing to forgo interest payments and, if the Ending Contract Price is less than the Initial Contract Price by more than 20.00% on the Observation Date, be willing to lose some or all of their principal. If the Ending Contract Price is equal to or less than the Initial Contract Price by no more than 20.00% on the Observation Date, investors will receive their initial investment back at maturity, subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Contract Price	On any relevant day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg ticker "CO1" <Comdty>), provided that if such date falls on the last trading day of such futures contract, then the second nearby futures contract (Bloomberg ticker "CO2" <Comdty>) on that day
Currency	USD
Upside Leverage Factor	2
Maximum Return	At least 18.70% (to be determined on the pricing date)
Contingent Buffer Percentage	20.00%
Maximum Potential Loss	100.00%
Observation Date	April 16, 2014
Maturity Date	April 22, 2014
Contract Return	(Ending Contract Price - Initial Contract Price) / Initial Contract Price
Initial Contract Price	A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Initial Contract Price may or may not be the Contract Price on the pricing date.**
Ending Contract Price	The Contract Price on the Observation Date
Maturity	Approximately 53 weeks
Settlement	Cash
Payment At Maturity per $1,000 principal amount note	*If the Ending Contract Price is greater than the Initial Contract Price:* $1,000 + ($1,000 x Contract Return x 2), subject to the Maximum Return *If the Ending Contract Price is equal to or less than the Initial Contract Price by up to the Contingent Buffer Percentage:* $1,000 *If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage:* $1,000 + ($1,000 x Commodity Return) Your investment may result in the loss of all of your principal at maturity.

Hypothetical Payout For Capped Contingent Buffered Return Enhanced Notes linked to Brent Crude Oil Futures at Maturity (assuming $1,000 initial investment)



Contract Return
Contingent Buffered Return Enhanced Notes Performance
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payout at maturity
18.70% Maximum Return
20% Contingent Buffer Percentage
-30%
-20%
-10%
0%
10%
20%
30%
Contract Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Contract Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Selected Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Your maximum gain on the notes is limited to the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The benefit provided by the Contingent Buffer Percentage may terminate on the Observation Date.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity. Even if there is a secondary
- We may accelerate payment on your notes if a commodity hedging disruption event occurs, which may adversely affect your return on the notes.
- Investments related to the price of Brent Crude Oil futures may be more volatile than traditional securities
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities
- Many economic factors, such as the volatility of the underlying futures contract, time to maturity, interest rates and our creditworthiness, will impact the value of the notes prior to maturity.
- The risks identified above are not exhaustive. Please see additional risks considerations on the following page.

Ending Contract Price	Contract Return	Payment at Maturity per $1,000 principal amount	Total Return On Notes
143.00	30.00%	$1,187.00	18.70%
132.00	20.00%	$1,187.00	18.70%
126.50	15.00%	$1,187.00	18.70%
121.00	10.00%	$1,187.00	18.70%
120.29	9.35%	$1,187.00	18.70%
115.50	5.00%	$1,100.00	10.00%
112.75	2.50%	$1,050.00	5.00%
110.00	0.00%	$1,000.00	0.00%
104.50	-5.00%	$1,000.00	0.00%
99.00	-10.00%	$1,000.00	0.00%
93.50	-15.00%	$1,000.00	0.00%
88.00	-20.00%	$1,000.00	0.00%
87.99	-20.01%	$799.90	-20.01%
77.00	-30.00%	$700.00	-30.00%
55.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%

Each hypothetical return set forth above assumes a Initial Contract Price of $110 and a Maximum Return of 18.70% and reflects the Contingent Buffer Percentage of 20.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 18.70%.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

J.P.Morgan

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: April 2, 2013

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of Brent Crude Oil futures and will depend on whether, and the extent to which, the Contract Return is positive or negative. If the Ending Contract Price is less than the Initial
Contract Price by more than the Contingent Buffer Percentage, for every 1% that the Ending Contract Price is less than the Initial Contract Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN -- If the Ending
Contract Price is greater than the Initial Contract Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return, regardless of the appreciation in the Contract Price, which may be significant.

CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to JPMorgan Chase and Co.'s credit risk and to changes in the market's view of its creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your initial investment.

POTENTIAL CONFLICTS -- JPMorgan Chase and Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase and Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase and
Co. and the calculation agent and other affiliates of JPMorgan Chase and Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan
Chase and Co. or its affiliates could result in substantial returns for JPMorgan
Chase and Co. or its affiliates while the value of the notes declines.

THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE
OBSERVATION DATE -- If the Contract Price on the Observation Date is less than the Initial Contract Price by more than the Contingent Buffer Percentage of
20.00%, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Contract Price.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While the payment at maturity of the notes would be based on the full principal amount of the notes, the original issue price of the notes includes an agent's commission and the cost of hedging JPMorgan Chase and Co.'s obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD
ANY NOTES UNTIL MATURITY.

INVESTMENTS RELATED TO THE PRICE OF BRENT CRUDE OIL FUTURES MAY BE MORE VOLATILE
THAN TRADITIONAL SECURITIES INVESTMENTS -- The price of Brent Crude Oil futures is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds. These variables may create additional investment risks that may cause the price of Brent Crude Oil futures to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

OWNING THE NOTES IS NOT THE SAME AS OWNING BRENT CRUDE OIL FUTURES CONTRACTS
DIRECTLY - The return on your notes will not reflect the return you would realize if you actually purchased exchange -traded or over-the-counter instruments based on Brent Crude Oil futures. You will not have any rights that holders of such assets or instruments have.

THE MARKET PRICE OF BRENT CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES --
Because the notes are linked to the performance of the price of Brent Crude Oil futures, we expect that generally the market value of the notes will depend in large part on the market price of Brent Crude Oil. The price of Brent Crude Oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention or supply disruptions in major oil producing regions of the world. Supply for crude oil may increase or decrease depending on many factors. THese include production decisions by the
Organization of the Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC.
OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the even of sudden disruptions in the supplies of oil, prices of oil futures contracts could become extremely volatile and unpredictable. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY
REGIMES - Commodity futures contracts are subject to legal and regulatory regimes in the United States and in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the Contract Price. We or our affiliates may be unable as a result to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. Any future regulatory changes may have a substantial adverse effect on the value of your notes.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED
FUTURES MARKETS MAY ADVERSELY AFFECT THE CONTRACT PRICE, AND THEREFORE THE VALUE
OF THE NOTES - The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the effect of limit prices, the participation of speculators and government regulation and intervention, any of which could adversely affect the
Contract Price and, therefore, the value of your notes.

THE CONTRACT PRICE OF BRENT CRUDE OIL FUTURES ON THE OBSERVATION DATE WILL BE
DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENTM PRICE OF BRENT CRUDE OIL
FUTURES CONTRACTS AS DETERMINED BY ICE FUTURES EUROPE, AND THERE ARE CERTAIN
RISKS RELATING TO THE CONTRACT PRICE BEING DETERMINED BY ICE FUTURES EUROPE --
Futures contracts on Brent crude oil are traded on ICE Futures Europe. The
Contract Price of the Commodity Futures Contract will be determined by reference to the official settlement price on ICE Futures Europe of the Commodity Futures
Contract, stated in U.S. dollars per barrel, as made public by ICE Futures
Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE
WITH, THE PRICES OF COMMODITIES GENERALLY -- The notes are linked exclusively to
Brent Crude Oil futures contract and not to a diverse basket of commodities or a broad-based commodity index. The price of Brent Crude Oil may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

NO INTEREST PAYMENTS - As a holder of the notes, you will not receive interest payments

LACK OF LIQUIDITY -- The notes described above will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the Contract Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the
Contract Price; the time to maturity of the notes; whether the Ending Contract
Price is less than the Initial Contract Price by more than the Contingent Buffer
Percentage; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase and Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.